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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Maine & Maritimes Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
560377103
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Floor
Cleveland, OH 44114
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	560377103	Page	2	of	8

1	NAMES OF REPORTING PERSONS Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		99,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		99,200

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	560377103	Page	3	of	8

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		99,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		99,200

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	560377103	Page	4	of	8
Item 1.  Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $7.00 per share (the “Shares”), of Maine & Maritimes Corporation, a Maine corporation (the “Company”), which has its principal executive offices at 209 State Street, Presque Isle, Maine 04769.
Item 2.  Identity and Background.
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by the Richard M. Osborne Trust, an Ohio trust (the “Trust”), and Richard M. Osborne for the purpose of reporting acquisitions of Shares of the Company by the Trust. Richard M. Osborne is sole trustee of the Trust.
     (b) The address of the Trust and the business address of Mr. Osborne is 8500 Station Street, Suite 113, Mentor, Ohio 44060.
     (c) The Trust was established by Mr. Osborne for estate planning purposes. Mr. Osborne’s principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Osborne is also Chairman of the Board, Chief Executive Officer and a director of John D. Oil and Gas Company, an oil and gas exploration company located at 8500 Station Street, Suite 345, Mentor, Ohio 44060 and Chairman of the Board and a director of Energy West, Incorporated, a public utility company located at 1 First Avenue South, Great Falls, Montana 59401 and Corning Natural Gas Corporation, a natural gas utility located at 330 West William Street, Corning, New York 14830.
     (d) Negative with respect to the Trust and Mr. Osborne.
     (e) Negative with respect to the Trust and Mr. Osborne.
     (f) The Trust is a trust organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.
Item 3.  Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $2,885,000 (excluding commissions) with a combination of working capital of the Trust and margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by the Trust.

CUSIP No.	560377103	Page	5	of	8
Item 4.  Purpose of Transaction.
     The Trust purchased the Shares for investment. Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, the Trust and Mr. Osborne do not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
     (ii) the sale or transfer of a material amount of assets of the Company;
     (iii) a change in the present board of directors or management of the Company;
     (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;
     (vi) a change to the amended and restated articles of incorporation, or by-laws of the Company, or an impediment to the acquisition of control of the Company, by any person;
     (vii) the delisting from the American Stock Exchange of the Company’s Shares;
     (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     The Trust and Mr. Osborne reserve the right to modify its or his plans and proposals described in this Item 4 and to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, the Trust and Mr. Osborne may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 1,677,430 Shares outstanding.
     The Trust beneficially owns 99,200 Shares, or 5.9% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares held by the Trust.
     (b) Mr. Osborne, as sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares held by the Trust.

CUSIP No.	560377103	Page	6	of	8
     (c) During the past 60 days, the Trust has purchased 99,200 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
7/19/2007	1,175	$25.30
7/23/2007	1,500	$26.01
8/03/2007	4,200	$26.43
8/03/2007	1,900	$26.45
8/08/2007	808	$27.00
8/08/2007	60	$26.85
8/08/2007	180	$27.01
8/08/2007	450	$27.15
8/09/2007	1,000	$27.00
8/10/2007	2,600	$27.00
8/13/2007	1,300	$27.00
8/13/2007	800	$27.10
8/13/2007	900	$27.03
8/13/2007	1,000	$26.85
8/13/2007	1,000	$26.75
8/14/2007	500	$26.75
8/14/2007	100	$26.90
8/14/2007	600	$27.00
8/15/2007	600	$27.00
8/15/2007	3,500	$27.01
8/16/2007	1,000	$27.00
8/16/2007	1,000	$26.50
8/17/2007	1,000	$26.50
8/17/2007	1,000	$26.25
8/20/2007	5,000	$28.60
8/20/2007	3,500	$28.50
8/20/2007	400	$26.00
8/20/2007	1,700	$28.35
8/20/2007	685	$28.00
8/20/2007	1,100	$29.00
8/20/2007	100	$27.65
8/20/2007	615	$28.30
8/20/2007	1,500	$28.48
8/21/2007	1,000	$28.05
8/21/2007	1,000	$28.50
8/21/2007	100	$29.04
8/21/2007	900	$29.10
8/21/2007	3,500	$29.00
8/21/2007	2,000	$29.35
8/21/2007	1,000	$29.20

CUSIP No.	560377103	Page	7	of	8

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
8/21/2007	1,500	$29.21
8/22/2007	1,900	$30.00
8/22/2007	1,000	$29.70
8/22/2007	300	$29.20
8/22/2007	2,500	$29.35
8/22/2007	2,000	$29.50
8/22/2007	3,000	$29.60
8/22/2007	1,200	$29.59
8/22/2007	1,000	$29.70
8/22/2007	2,000	$30.50
8/23/2007	2,000	$30.50
8/24/2007	79	$30.80
8/24/2007	2,421	$31.10
8/24/2007	2,500	$31.05
8/24/2007	1,000	$31.11
8/24/2007	3,327	$31.19
8/28/2007	2,200	$31.50
8/28/2007	3,000	$31.60
8/28/2007	3,000	$31.70
8/28/2007	2,500	$31.80
8/28/2007	500	$31.00
8/31/2007	100	$30.85
8/31/2007	100	$31.00
8/31/2007	700	$30.40
8/31/2007	800	$30.42
8/31/2007	300	$30.20
9/04/2007	3,000	$31.75
9/04/2007	1,000	$31.00
9/04/2007	2,000	$31.65
     (d) Not applicable.
     (e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7.  Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

CUSIP No.	560377103	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  September 7, 2007

RICHARD M. OSBORNE TRUST

/s/ Richard M. Osborne Richard M. Osborne, Trustee

/s/ Richard M. Osborne Richard M. Osborne, individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement

EXHIBIT 7.1
AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date: September 7, 2007	RICHARD M. OSBORNE TRUST

/s/ Richard M. Osborne

Richard M. Osborne, Trustee

/s/ Richard M. Osborne

Richard M. Osborne, individually